UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 23, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

23 October 2007
Number 30/07

BHP BILLITON PRODUCTION REPORT
FOR THE QUARTER ENDED 30 SEPTEMBER 2007

BHP Billiton today released its production report for the quarter ended 30 September 2007. Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton share and exclude suspended and sold operations.

This report together with the Exploration and Development Report represent the Interim Management Statement for the purposes of the UK Listing Authority's Disclosure and Transparency Rules. There have been no significant changes in the financial position of the Group in the quarter ended 30 September 2007.

  Quarterly production record achieved for iron ore, underpinned by strong demand. Western Australia Iron Ore's Rapid Growth Project 2 (Australia) achieved nameplate capacity in the current quarter.

  Quarterly production records achieved at the Worsley, Western Australia Iron Ore, Illawarra Coal, Hunter Valley Coal (all Australia), Hillside (South Africa), Samarco (Brazil), and Cerrejon Coal (Colombia) operations.

  Quarterly production record achieved for natural gas and natural gas liquids at Bass Strait (Australia) and silver at Escondida (Chile) and Antamina (Peru).

  Petroleum production was in line with prior periods reflecting strong facility and reservoir performance offsetting natural field decline.

  Major operations were impacted by scheduled maintenance and tie-in activity associated with expansion projects.

	SEPT	SEPT Q07	SEPT Q07
	2007	vs	vs
PETROLEUM	QTR	SEPT Q06	JUNE Q07
Crude Oil, Condensate and Natural Gas Liquids ('000 bbl) (a)	14,394	-5%	0%
Natural Gas (bcf) (a)	95.68	6%	0%
Total Petroleum Products (million boe) (a)	30.34	0%	0%

Total Petroleum Production - Total production was in line with the quarters ended June 2007 and September 2006 despite natural field decline.

Crude Oil, Condensate and Natural Gas Liquids - Production was in line with the quarter ended June 2007. Successful development drilling in the Gulf of Mexico, infill drilling at Bass Strait, and higher total volumes of condensate and natural gas liquids production offset natural field decline and the impact of planned maintenance events.

Production was lower than the September 2006 quarter due to natural field decline. This was partially offset by improved operational uptime, successful development drilling and stronger seasonal gas demand which increased condensate production.

Natural Gas - Production was higher than the September 2006 quarter due to improved facility uptime and stronger demand for gas in Australia and Pakistan.

	SEPT	SEPT Q07	SEPT Q07
	2007	vs	vs
ALUMINIUM	QTR	SEPT Q06	JUNE Q07
Alumina ('000 tonnes)	1,153	7%	1%
Aluminium ('000 tonnes) (b)	337	0%	1%

Alumina - Production was in line with the December 2006 quarter's record production assisted by the reclaiming of stored hydrate at Worsley (Australia). Offsetting this was lower production at Alumar (Brazil) due to scheduled maintenance.

Aluminium - Production was in line with the June 2007 and September 2006 quarters. All operations performed at or near record levels.

	SEPT	SEPT Q07	SEPT Q07
	2007	vs	vs
BASE METALS	QTR	SEPT Q06	JUNE Q07
Copper ('000 tonnes) (c)	307.8	23%	-10%
Lead (tonnes)	61,073	25%	-2%
Zinc (tonnes)	37,259	55%	-5%
Silver ('000 ounces) (c)	11,124	51%	-4%
Uranium Oxide Concentrate (Uranium) (tonnes)	933	18%	-6%

Copper - Production was significantly higher than the September 2006 quarter due to the continuing ramp up of Escondida Sulphide Leach and Spence (Chile).  The September 2006 quarter was also impacted by an industrial stoppage at Escondida.

Production was lower than the June 2007 quarter as Spence commenced production from ores with a higher mix of sulphide which have a longer leaching time compared to oxide ore. Additionally, Olympic Dam (Australia) was impacted by unplanned smelter maintenance and lower grades. This was in part offset by increased Cerro Colorado (Chile) production due to higher grade.

Lead - Performance improved versus the September 2006 quarter following the completion of the Cannington (Australia) rehabilitation project. This was partly offset by lower grade.

Zinc - Production was higher than the September 2006 quarter due to higher grade and an increased proportion of zinc containing ore being processed at Antamina. The completion of the Cannington rehabilitation project also had a positive impact.

Silver - Production was higher than the September 2006 quarter due to the successful completion of the Cannington rehabilitation project and record performance from Escondida and Antamina.

Uranium - Production increased versus the September 2006 quarter due to higher ore hoisted and improved recoveries.  The September 2006 quarter was also affected by scheduled maintenance at the Olympic Dam smelter which impacted uranium production.

Production was lower than the June 2007 quarter mainly due to a decline in grade and tonnes milled.

	SEPT	SEPT Q07	SEPT Q07
	2007	vs	vs
DIAMONDS & SPECIALTY PRODUCTS	QTR	SEPT Q06	JUNE Q07
Diamonds ('000 carats)	1,022	110%	12%

Diamonds - Production increased versus the September and June 2007 quarters due to higher recoveries and grade. As Ekati (Canada) transitions from open pit mining to underground mining the mix of ore processed will change from time to time. Although production increased it included a higher proportion of lower value carats.

	SEPT	SEPT Q07	SEPT Q07
	2007	vs	vs
STAINLESS STEEL MATERIALS	QTR	SEPT Q06	JUNE Q07
Nickel ('000 tonnes)	38.6	-13%	-19%

Nickel - The September 2007 quarter's production was impacted by a scheduled statutory maintenance outage at the Kalgoorlie Nickel Smelter (Australia), the duration of which was 15 days. Planned maintenance activities at Yabulu (Australia) also impacted production, with 14 days production outage in July being the most notable.

	SEPT	SEPT Q07	SEPT Q07
	2007	vs	vs
IRON ORE	QTR	SEPT Q06	JUNE Q07
Iron ore ('000 tonnes) (d)	25,867	7%	0%

Iron Ore - Record production was achieved reflecting the full ramp up of Western Australia Iron Ore's Rapid Growth Project 2 and record performance from Samarco. As planned, tie-in activity for Western Australia Iron Ore's Rapid Growth Project 3 impacted production in the current quarter, and is expected to continue during the next two quarters.

	SEPT	SEPT Q07	SEPT Q07
	2007	vs	vs
MANGANESE	QTR	SEPT Q06	JUNE Q07
Manganese Ore ('000 tonnes)	1,445	-4%	-5%
Manganese Alloy ('000 tonnes)	184	16%	-1%

Manganese Ore - Production for the quarter was impacted by maintenance activities at Samancor (South Africa).

Manganese Alloy - Production was higher than the quarter ended September 2006 due to optimisation of product mix and improved facility availability and utilisation at Samancor.

	SEPT	SEPT Q07	SEPT Q07
	2007	vs	vs
METALLURGICAL COAL	QTR	SEPT Q06	JUNE Q07
Metallurgical Coal ('000 tonnes)	9,572	4%	-14%

Metallurgical Coal - Production was lower than the record June 2007 quarter due to planned maintenance and the impact of unseasonal wet weather experienced at Queensland Coal (Australia).  Illawarra Coal achieved record quarterly production due to reduced impact from longwall change outs during the period.

Third party rail and port constraints continue to impact Queensland Coal's sales. These constraints at third party facilities are expected to continue in the near term.

	SEPT	SEPT Q07	SEPT Q07
	2007	vs	vs
ENERGY COAL	QTR	SEPT Q06	JUNE Q07
Energy Coal ('000 tonnes) (e)	19,623	-4%	-8%

Energy Coal - Scheduled maintenance at Navajo (USA) and poor geological conditions at the longwall operation at San Juan (USA) impacted production. This was offset by record quarterly production at Hunter Valley Coal and Cerrejon Coal.

Third party infrastructure constraints on the east coast of Australia will continue to impact Hunter Valley Coal's export sales.

(a) Excluding Moranbah Coal Bed Methane (sold September 2006 quarter) and Typhoon / Boris (sold December 2006 quarter).

(b) Excluding Valesul which was sold effective 1 July 2006.

(c) Excluding Tintaya which was sold effective 1 June 2006.

(d) Excluding Goldsworthy operations which were suspended mid calendar year 2006.

(e) Excluding Koornfontein operation which was sold effective 1 July 2007.

BHP BILLITON PRODUCTION SUMMARY - CONTINUING OPERATIONS
		QUARTER ENDED			QUARTER ENDED		% CHANGE
							SEPT Q07	SEPT Q07
		SEPT	JUNE	SEPT	SEPT	SEPT	vs	vs
		2006	2007	2007	2007	2006	SEPT Q06	JUNE Q07
PETROLEUM
Crude oil & condensate	('000 bbl)	12,091	11,443	11,298	11,298	12,093	-7%	-1%
Natural gas (a)	(bcf)	90.69	95.23	95.68	95.68	90.69	6%	0%
Natural gas liquid	('000 bbl)	3,131	3,018	3,095	3,095	3,131	-1%	3%
Total Petroleum Products (a)	(million boe)	30.34	30.47	30.34	30.34	30.34	0%	0%

ALUMINIUM
Alumina	('000 tonnes)	1,078	1,144	1,153	1,153	1,078	7%	1%
Aluminium	('000 tonnes)	337	334	337	337	337	0%	1%

BASE METALS
Copper	('000 tonnes)	249.7	342.1	307.8	307.8	249.7	23%	-10%
Lead	(tonnes)	48,977	62,409	61,073	61,073	48,977	25%	-2%
Zinc	(tonnes)	24,011	39,148	37,259	37,259	24,011	55%	-5%
Gold	(ounces)	41,160	52,443	40,313	40,313	41,160	-2%	-23%
Silver	('000 ounces)	7,349	11,625	11,124	11,124	7,349	51%	-4%
Uranium oxide concentrate	(tonnes)	793	988	933	933	793	18%	-6%
Molybdenum	(tonnes)	719	493	693	693	719	-4%	41%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	('000 carats)	487	911	1,022	1,022	487	110%	12%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	44.5	47.7	38.6	38.6	44.5	-13%	-19%

IRON ORE
Iron ore (b)	('000 tonnes)	24,197	25,746	25,867	25,867	24,197	7%	0%

MANGANESE
Manganese ore	('000 tonnes)	1,509	1,519	1,445	1,445	1,509	-4%	-5%
Manganese alloy	('000 tonnes)	159	186	184	184	159	16%	-1%

METALLURGICAL COAL
Metallurgical coal	('000 tonnes)	9,247	11,132	9,572	9,572	9,247	4%	-14%

ENERGY COAL
Energy coal (c)	('000 tonnes)	20,478	21,232	19,623	19,623	21,782	-4%	-8%

(a)	Excluding Moranbah Coal Bed Methane. The sale of Moranbah Coal Bed Methane was completed in the September 2006 quarter.
(b)	Excluding Goldsworthy operations which were suspended mid calendar year 2006.
(c)	Excluding Koornfontein which was disposed effective 1 July 2007.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION
		QUARTER ENDED					QUARTER ENDED
	BHP Billiton	SEPT	DEC	MAR	JUNE	SEPT	SEPT	SEPT
	Interest	2006	2006	2007	2007	2007	2007	2006
PETROLEUM
Production
Crude oil & condensate	('000 bbl)	12,091	10,963	10,671	11,443	11,298	11,298	12,091
Natural gas	(bcf)	91.83	83.09	86.67	95.23	95.68	95.68	91.83
NGL (a)	('000 bbl)	3,132	2,746	2,626	3,018	3,095	3,095	3,132
Total Petroleum Products	(million boe)	30.52	27.52	27.68	30.47	30.34	30.34	30.52

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley	86%	704	776	708	768	784	784	704
Suriname	45%	253	241	241	243	244	244	253
Alumar	36%	121	136	136	133	125	125	121
Total		1,078	1,153	1,085	1,144	1,153	1,153	1,078

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	177	176	174	177	178	178	177
Bayside	100%	49	50	48	47	48	48	49
Alumar	40%	44	45	44	44	44	44	44
Mozal	47%	67	67	65	66	67	67	67
Total		337	338	331	334	337	337	337

BASE METALS (b)
COPPER
Payable metal in concentrate ('000 tonnes)
Escondida	57.5%	129.7	160.6	178.1	170.5	167.0	167.0	129.7
Antamina	33.8%	29.0	34.1	24.2	26.4	27.5	27.5	29.0
Total		158.7	194.7	202.3	196.9	194.5	194.5	158.7

Cathode ('000 tonnes)
Escondida	57.5%	17.5	32.7	38.2	37.7	30.9	30.9	17.5
Cerro Colorado	100%	30.0	27.4	28.1	20.3	23.1	23.1	30.0
Spence (c)	100%	-	4.3	33.5	37.7	23.9	23.9	-
Pinto Valley	100%	1.9	1.9	1.9	1.9	1.8	1.8	1.9
Olympic Dam	100%	41.6	39.7	53.6	47.6	33.6	33.6	41.6
Total		91.0	106.0	155.3	145.2	113.3	113.3	91.0

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	48,977	36,454	62,974	62,409	61,073	61,073	48,977
Total		48,977	36,454	62,974	62,409	61,073	61,073	48,977

ZINC
Payable metal in concentrate (tonnes)
Cannington	100%	10,426	8,806	15,095	11,355	14,503	14,503	10,426
Antamina	33.8%	13,585	10,970	20,665	27,793	22,756	22,756	13,585
Total		24,011	19,776	35,760	39,148	37,259	37,259	24,011

Refer footnotes on page 4.

BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida	57.5%	17,049	22,365	21,243	23,754	23,194	23,194	17,049
Olympic Dam (refined gold)	100%	24,111	16,199	22,661	28,689	17,119	17,119	24,111
Total		41,160	38,564	43,904	52,443	40,313	40,313	41,160

SILVER
Payable metal in concentrate ('000 ounces)
Escondida	57.5%	724	880	920	990	1,116	1,116	724
Antamina	33.8%	713	736	749	934	1,056	1,056	713
Cannington	100%	5,714	4,805	9,160	9,426	8,759	8,759	5,714
Olympic Dam (refined silver)	100%	198	145	196	275	193	193	198
Total		7,349	6,566	11,025	11,625	11,124	11,124	7,349

URANIUM OXIDE CONCENTRATE
Payable metal in concentrate (tonnes)
Olympic Dam	100%	793	822	883	988	933	933	793
Total		793	822	883	988	933	933	793

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	719	768	288	493	693	693	719
Total		719	768	288	493	693	693	719

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production ('000 carats)
Ekati™	80%	487	937	889	911	1,022	1,022	487

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.8%	12.7	12.8	12.8	12.7	12.5	12.5	12.7
Yabulu	100%	7.3	7.5	8.0	9.3	5.5	5.5	7.3
Nickel West	100%	24.5	28.0	25.0	25.7	20.6	20.6	24.5
Total		44.5	48.3	45.8	47.7	38.6	38.6	44.5

Refer footnotes on page 4.

IRON ORE
Production ('000 tonnes) (d)
Mt Newman Joint Venture	85%	7,394	7,536	6,711	7,665	7,904	7,904	7,394
Goldsworthy Joint Venture	85%	806	84	142	195	134	134	806
Area C Joint Venture	85%	4,821	5,334	4,853	5,078	4,916	4,916	4,821
Yandi Joint Venture	85%	8,504	9,106	8,277	9,661	9,823	9,823	8,504
Jimblebar	85%	1,490	1,449	1,177	1,341	1,157	1,157	1,490
Samarco	50%	1,988	1,945	1,866	2,001	2,067	2,067	1,988
Total		25,003	25,454	23,026	25,941	26,001	26,001	25,003

MANGANESE
MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (e)	60%	644	663	632	631	572	572	644
Australia (e)	60%	865	866	820	888	873	873	865
Total		1,509	1,529	1,452	1,519	1,445	1,445	1,509

MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (e) (f)	60%	99	125	132	137	123	123	99
Australia (e)	60%	60	66	64	49	61	61	60
Total		159	191	196	186	184	184	159

METALLURGICAL COAL
Production ('000 tonnes) (g)
BMA	50%	6,657	6,106	6,478	7,442	5,917	5,917	6,657
BHP Mitsui Coal (h)	80%	873	873	1,067	2,047	1,454	1,454	873
Illawarra	100%	1,717	1,987	1,539	1,643	2,201	2,201	1,717
Total		9,247	8,966	9,084	11,132	9,572	9,572	9,247

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	13,151	13,032	12,863	12,596	11,706	11,706	13,151
USA	100%	3,467	3,871	3,106	4,636	2,511	2,511	3,467
Australia	100%	2,766	2,790	2,731	2,610	2,918	2,918	2,766
Colombia	33%	2,398	2,337	2,230	2,441	2,488	2,488	2,398
Total		21,782	22,030	20,930	22,283	19,623	19,623	21,782

(a)	LPG and Ethane are reported as Natural Gas Liquid (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe).

(b)	Metal production is reported on the basis of payable metal.
(c)	Spence operations were commissioned during the December 2006 quarter.
(d)	Iron ore production is reported on a wet tonnes basis.
(e)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(f)

We purchased Mitsui's 50% shareholding in Advalloy (Pty) Ltd in July 2006 giving Samancor Manganese the 100% ownership of Advalloy
Following this change in ownership, MCFeMn production of Advalloy has been included. All comparative data has been restated accordingly.

(g)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(h)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					QUARTER ENDED
	SEPT	DEC	MAR	JUNE	SEPT	SEPT	SEPT
	2006	2006	2007	2007	2007	2007	2006
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait	3,847	3,311	3,144	3,929	3,638	3,638	3,847
Minerva	23	21	24	19	22	22	23
North West Shelf - condensate	1,350	1,410	1,365	1,207	1,402	1,402	1,350
North West Shelf - Wanaea/Cossack	1,634	1,325	1,167	1,308	1,130	1,130	1,634
Griffin	323	312	174	221	228	228	323
Pakistan	61	62	65	60	67	67	61
Mad Dog	528	549	613	925	997	997	528
Other Americas	78	81	62	59	55	55	78
Angostura	1,174	618	899	974	1,006	1,006	1,174
Liverpool Bay	931	1,280	874	847	767	767	931
Bruce/Keith	178	202	179	165	156	156	178
Ohanet	357	472	425	369	359	359	357
ROD	1,607	1,320	1,680	1,360	1,471	1,471	1,607
Total	12,091	10,963	10,671	11,443	11,298	11,298	12,091

NATURAL GAS (billion cubic feet)
Bass Strait	33.54	20.53	22.73	37.70	39.77	39.77	33.54
Minerva	7.73	6.90	8.06	6.46	7.80	7.80	7.73
North West Shelf - Domestic	3.54	3.89	4.86	4.54	4.90	4.90	3.54
North West Shelf - LNG	21.68	23.59	22.24	21.15	22.27	22.27	21.68
Griffin	0.49	0.45	0.19	0.25	0.16	0.16	0.49
Moranbah Coal Bed Methane (a)	1.12	-	-	-	-	-	1.12
Illawarra Coal Bed Methane	1.50	0.95	1.58	1.76	-	-	1.50
Pakistan	9.14	9.34	10.11	8.80	9.91	9.91	9.14
Mad Dog	0.17	0.16	0.14	0.22	0.24	0.24	0.17
Other Americas	2.55	2.27	1.58	1.64	1.76	1.76	2.55
Bruce/Keith	4.21	5.42	5.05	3.88	3.45	3.45	4.21
Liverpool Bay	6.16	9.59	10.13	8.83	5.42	5.42	6.16
Total	91.83	83.09	86.67	95.23	95.68	95.68	91.83

NGL ('000 barrels)
Bass Strait	2,224	1,726	1,643	2,163	2,327	2,327	2,224
North West Shelf	444	441	435	369	438	438	444
Bruce/Keith	145	143	151	124	48	48	145
Ohanet	319	436	397	362	282	282	319
Total	3,132	2,746	2,626	3,018	3,095	3,095	3,132

TOTAL PETROLEUM PRODUCTS	30.52	27.52	27.68	30.47	30.34	30.34	30.52
(million barrels of oil equivalent) (b)

(a)	BHP Billiton completed the sale of its interest in Moranbah Coal Bed Methane in the September 2006 quarter.
(b)	Total barrels of oil equivalent (boe) conversions are based on 6000scf of natural gas equals 1 boe.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					QUARTER ENDED
	SEPT	DEC	MAR	JUNE	SEPT	SEPT	SEPT
	2006	2006	2007	2007	2007	2007	2006
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia	704	776	708	768	784	784	704
Paranam, Suriname	253	241	241	243	244	244	253
Alumar, Brazil	121	136	136	133	125	125	121
Total	1,078	1,153	1,085	1,144	1,153	1,153	1,078

Sales
Worsley, Australia	666	820	659	794	792	792	666
Paranam, Suriname	236	243	225	253	207	207	236
Alumar, Brazil	108	137	120	164	131	131	108
Total (a)	1,010	1,200	1,004	1,211	1,130	1,130	1,010

ALUMINIUM
Production
Hillside, South Africa	177	176	174	177	178	178	177
Bayside, South Africa	49	50	48	47	48	48	49
Alumar, Brazil	44	45	44	44	44	44	44
Mozal, Mozambique	67	67	65	66	67	67	67
Total	337	338	331	334	337	337	337

Sales
Hillside, South Africa	170	173	162	188	165	165	170
Bayside, South Africa	44	47	46	57	50	50	44
Alumar, Brazil	44	42	38	47	43	43	44
Mozal, Mozambique	60	66	64	70	56	56	60
Total	318	328	310	362	314	314	318
Tolling Agreement (a)	24	20	33	32	33	33	24
	342	348	343	394	347	347	342

(a)	Equity Alumina is converted into Aluminium under a third party tolling agreement. These tonnages are allocated to equity sales.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					QUARTER ENDED
		SEPT	DEC	MAR	JUNE	SEPT	SEPT	SEPT
		2006	2006	2007	2007	2007	2007	2006
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile
Material mined (100%)	('000 tonnes)	59,601	93,770	85,654	88,409	82,995	82,995	59,601
Sulphide ore milled (100%)	('000 tonnes)	18,257	22,585	23,450	23,064	22,406	22,406	18,257
Average copper grade	(%)	1.55%	1.55%	1.62%	1.58%	1.63%	1.63%	1.55%
Production ex Mill (100%)	('000 tonnes)	234.0	289.4	319.1	306.0	305.2	305.2	234.0

Production
Payable copper	('000 tonnes)	129.7	160.6	178.1	170.5	167.0	167.0	129.7
Payable gold concentrate	(fine ounces)	17,049	22,365	21,243	23,754	23,194	23,194	17,049
Copper cathode (EW)	('000 tonnes)	17.5	32.7	38.2	37.7	30.9	30.9	17.5
Payable silver concentrate	('000 ounces)	724	880	920	990	1,116	1,116	724

Sales
Payable copper	('000 tonnes)	133.8	167.9	149.4	199.0	162.9	162.9	133.8
Payable gold concentrate	(fine ounces)	17,778	23,089	17,966	27,623	22,957	22,957	17,778
Copper cathode (EW)	('000 tonnes)	14.2	27.3	36.0	43.0	35.8	35.8	14.2
Payable silver concentrate	('000 ounces)	752	909	785	1,153	1,089	1,089	752

Cerro Colorado, Chile
Material mined	('000 tonnes)	16,334	18,858	15,429	13,984	17,095	17,095	16,334
Ore milled	('000 tonnes)	4,508	4,578	4,398	4,365	4,278	4,278	4,508
Average copper grade	(%)	0.80%	0.81%	0.90%	0.79%	0.84%	0.84%	0.80%

Production
Copper cathode (EW)	('000 tonnes)	30.0	27.4	28.1	20.3	23.1	23.1	30.0

Sales
Copper cathode (EW)	('000 tonnes)	27.9	28.3	27.9	24.1	23.5	23.5	27.9

Spence, Chile (a)
Material mined	('000 tonnes)	-	20,329	19,684	20,275	16,983	16,983	-
Ore milled	('000 tonnes)	-	3,510	4,282	3,718	4,132	4,132	-
Average copper grade	(%)	-	1.76%	2.00%	1.80%	1.56%	1.56%	-

Production
Copper cathode (EW)	('000 tonnes)	-	4.3	33.5	37.7	23.9	23.9	-

Sales
Copper cathode (EW)	('000 tonnes)	-	1.3	28.0	40.4	31.0	31.0	-

(a)	Spence operations were commissioned during the December 2006 quarter.

Antamina, Peru
Material mined (100%)	('000 tonnes)	29,917	28,317	24,428	29,034	31,145	31,145	29,917
Sulphide ore milled (100%)	('000 tonnes)	7,581	7,930	7,841	8,033	8,344	8,344	7,581
Average head grades
- Copper	(%)	1.22%	1.41%	1.10%	1.17%	1.15%	1.15%	1.22%
- Zinc	(%)	0.87%	0.65%	1.25%	1.46%	1.17%	1.17%	0.87%

Production
Payable copper	('000 tonnes)	29.0	34.1	24.2	26.4	27.5	27.5	29.0
Payable zinc	(tonnes)	13,585	10,970	20,665	27,793	22,756	22,756	13,585
Payable silver	('000 ounces)	713	736	749	934	1,056	1,056	713
Payable molybdenum	(tonnes)	719	768	288	493	693	693	719

Sales
Payable copper	('000 tonnes)	33.9	35.3	25.0	20.7	28.5	28.5	33.9
Payable zinc	(tonnes)	14,224	13,853	15,479	31,914	25,306	25,306	14,224
Payable silver	('000 ounces)	855	623	707	645	917	917	855
Payable molybdenum	(tonnes)	554	808	591	480	662	662	554

Cannington, Australia
Material mined	('000 tonnes)	428	506	732	717	824	824	428
Ore milled	('000 tonnes)	478	478	704	688	661	661	478
Average head grades
- Silver	(g/t)	423	360	477	493	478	478	423
- Lead	(%)	11.6%	8.8%	10.5%	10.3%	10.4%	10.4%	11.6%
- Zinc	(%)	3.6%	3.1%	3.6%	3.0%	3.5%	3.5%	3.6%

Production
Payable silver	('000 ounces)	5,714	4,805	9,160	9,426	8,759	8,759	5,714
Payable lead	(tonnes)	48,977	36,454	62,974	62,409	61,073	61,073	48,977
Payable zinc	(tonnes)	10,426	8,806	15,095	11,355	14,503	14,503	10,426

Sales
Payable silver	('000 ounces)	5,010	6,637	8,331	10,352	6,725	6,725	5,010
Payable lead	(tonnes)	39,694	51,521	56,726	66,411	46,148	46,148	39,694
Payable zinc	(tonnes)	6,346	12,315	11,585	14,888	9,257	9,257	6,346

Olympic Dam, Australia
Material mined (a)	('000 tonnes)	2,178	2,030	2,103	2,255	2,424	2,424	2,178
Ore milled	('000 tonnes)	2,043	2,182	2,117	2,272	2,239	2,239	2,043
Average copper grade	(%)	2.10%	2.21%	1.96%	1.93%	1.83%	1.83%	2.10%
Average uranium grade	kg/t	0.57	0.58	0.59	0.58	0.57	0.57	0.57

Production
Copper cathode (ER)	('000 tonnes)	38.4	35.4	50.2	44.1	30.6	30.6	38.4
Copper cathode (EW)	('000 tonnes)	3.2	4.3	3.4	3.5	3.0	3.0	3.2
Uranium oxide concentrate	(tonnes)	793	822	883	988	933	933	793
Refined gold	(fine ounces)	24,111	16,199	22,661	28,689	17,119	17,119	24,111
Refined silver	('000 ounces)	198	145	196	275	193	193	198

Sales
Copper cathode (ER)	('000 tonnes)	41.6	33.7	51.6	45.2	30.7	30.7	41.6
Copper cathode (EW)	('000 tonnes)	3.5	2.7	4.6	4.4	3.1	3.1	3.5
Uranium oxide concentrate	(tonnes)	620	1,009	1,043	646	562	562	620
Refined gold	(fine ounces)	23,233	18,404	22,983	27,589	20,118	20,118	23,233
Refined silver	('000 ounces)	188	157	183	294	192	192	188

(a)	Material mined refers to run of mine ore mined and hoisted.

Pinto Valley, USA
Production
Copper cathode (EW)	('000 tonnes)	1.9	1.9	1.9	1.9	1.8	1.8	1.9

Sales
Copper cathode (EW)	('000 tonnes)	1.6	1.6	1.5	2.5	0.9	0.9	1.6

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					QUARTER ENDED
		SEPT	DEC	MAR	JUNE	SEPT	SEPT	SEPT
		2006	2006	2007	2007	2007	2007	2006
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati™, Canada
Ore Processed (100%)	('000 tonnes)	1,199	1,100	1,046	1,194	1,009	1,009	1,199

Production	('000 carats)	487	937	889	911	1,022	1,022	487

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					QUARTER ENDED
	SEPT	DEC	MAR	JUNE	SEPT	SEPT	SEPT
	2006	2006	2007	2007	2007	2007	2006
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production	12.7	12.8	12.8	12.7	12.5	12.5	12.7

Sales	11.7	14.4	12.4	12.5	6.9	6.9	11.7

Yabulu, Australia
Production
Nickel metal	7.3	7.5	8.0	9.3	5.5	5.5	7.3
Cobalt	0.3	0.5	0.4	0.5	0.5	0.5	0.3

Sales
Nickel metal	6.0	7.2	7.1	9.6	5.3	5.3	6.0
Cobalt	0.4	0.4	0.4	0.5	0.4	0.4	0.4

Nickel West, Australia
Production
Nickel contained in finished matte	11.1	12.4	12.9	13.2	3.9	3.9	11.1
Nickel metal	13.4	15.6	12.1	12.5	16.7	16.7	13.4
Nickel production (a)	24.5	28.0	25.0	25.7	20.6	20.6	24.5

Sales
Nickel contained in finished matte	9.3	13.5	9.9	15.1	6.2	6.2	9.3
Nickel metal (b)	12.9	14.3	14.2	11.5	14.7	14.7	12.9
Nickel sales (a)	22.2	27.8	24.1	26.6	20.9	20.9	22.2

(a)

In addition to the production and sales reported above, Nickel West also produced and sold 0.9 kt nickel in concentrate during the year ended June 2007. There were no sales of nickel in concentrate in the September 2007 quarter.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					QUARTER ENDED
	SEPT	DEC	MAR	JUNE	SEPT	SEPT	SEPT
	2006	2006	2007	2007	2007	2007	2006
IRON ORE
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	7,394	7,536	6,711	7,665	7,904	7,904	7,394
Goldsworthy Joint Venture	806	84	142	195	134	134	806
Area C Joint Venture	4,821	5,334	4,853	5,078	4,916	4,916	4,821
Yandi Joint Venture	8,504	9,106	8,277	9,661	9,823	9,823	8,504
Jimblebar	1,490	1,449	1,177	1,341	1,157	1,157	1,490
Total (BHP Billiton share)	23,015	23,509	21,160	23,940	23,934	23,934	23,015
Total production (100%)	27,076	27,658	24,896	28,165	28,159	28,159	27,076

Sales
Lump	6,429	5,856	5,193	5,753	6,076	6,076	6,429
Fines	16,222	18,499	15,454	17,458	17,979	17,979	16,222
Total (BHP Billiton share)	22,651	24,355	20,647	23,211	24,055	24,055	22,651
Total sales (100%)	26,648	28,653	24,290	27,307	28,300	28,300	26,648

(a)	Iron ore production and shipments are reported on a wet tonnes basis.

Samarco, Brazil
Production	1,988	1,945	1,866	2,001	2,067	2,067	1,988

Shipments	1,872	2,357	1,684	2,159	1,850	1,850	1,872

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					QUARTER ENDED
	SEPT	DEC	MAR	JUNE	SEPT	SEPT	SEPT
	2006	2006	2007	2007	2007	2007	2006
MANGANESE
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

MANGANESE ORE
South Africa
Saleable production (a)	644	663	632	631	572	572	644

Australia
Saleable production (a)	865	866	820	888	873	873	865

MANGANESE ALLOY
South Africa
Saleable production (a) (b)	99	125	132	137	123	123	99

Australia
Saleable production (a)	60	66	64	49	61	61	60

(a)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(b)

We purchased Mitsui's 50% shareholding in Advalloy (Pty) Ltd in July 2006 giving Samancor Manganese the 100% ownership of Advalloy
Following this change in ownership, MCFeMn production of Advalloy has been included. All comparative data has been restated accordingly.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					QUARTER ENDED
	SEPT	DEC	MAR	JUNE	SEPT	SEPT	SEPT
	2006	2006	2007	2007	2007	2007	2006
METALLURGICAL COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,536	1,388	1,484	1,730	1,407	1,407	1,536
Goonyella	1,892	1,296	1,896	2,268	1,677	1,677	1,892
Peak Downs	1,202	1,161	1,076	1,045	881	881	1,202
Saraji	682	893	883	939	777	777	682
Norwich Park	631	677	745	797	502	502	631
Gregory Joint Venture	714	691	394	663	673	673	714
BMA total	6,657	6,106	6,478	7,442	5,917	5,917	6,657

BHP Mitsui Coal (b)
South Walker Creek	873	782	785	982	939	939	873
Poitrel (c)	-	91	282	1,065	515	515	-
BHP Mitsui Coal total	873	873	1,067	2,047	1,454	1,454	873
Queensland total	7,530	6,979	7,545	9,489	7,371	7,371	7,530

Shipments
Coking coal	5,190	5,040	5,368	5,684	5,479	5,479	5,190
Weak coking coal	1,600	1,749	1,710	1,804	1,668	1,668	1,600
Thermal coal	344	502	419	854	516	516	344
Total	7,134	7,291	7,497	8,343	7,663	7,663	7,134

(a)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
(c)	Poitrel was commissioned during the December 2006 quarter.

Illawarra, Australia
Production	1,717	1,987	1,539	1,643	2,201	2,201	1,717

Shipments
Coking coal	1,366	1,583	1,624	1,724	1,906	1,906	1,366
Thermal coal	188	280	175	288	199	199	188
Total	1,554	1,863	1,799	2,012	2,105	2,105	1,554

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					QUARTER ENDED
	SEPT	DEC	MAR	JUNE	SEPT	SEPT	SEPT
	2006	2006	2007	2007	2007	2007	2006
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

South Africa (a)
Production	13,151	13,032	12,863	12,596	11,706	11,706	13,151

Sales
Export	5,168	5,211	5,068	5,218	4,207	4,207	5,168
Local utility	7,552	7,413	7,874	7,416	7,063	7,063	7,552
Inland	255	227	259	310	388	388	255
Total	12,975	12,851	13,201	12,944	11,658	11,658	12,975

(a)	Koornfontein was sold with effect from 1 July 2007.

New Mexico, USA
Production
Navajo Coal	1,778	2,104	1,971	2,321	1,548	1,548	1,778
San Juan Coal	1,689	1,767	1,135	2,315	963	963	1,689
Total	3,467	3,871	3,106	4,636	2,511	2,511	3,467

Sales - local utility	3,822	3,616	3,400	3,185	3,693	3,693	3,822

Hunter Valley, Australia
Production	2,766	2,790	2,731	2,610	2,918	2,918	2,766

Sales
Export	1,245	1,858	1,479	1,934	1,423	1,423	1,245
Inland	1,031	1,005	1,168	909	1,179	1,179	1,031
Total	2,276	2,863	2,647	2,843	2,602	2,602	2,276

Cerrejon Coal, Colombia
Production	2,398	2,337	2,230	2,441	2,488	2,488	2,398

Sales - export	2,336	2,323	2,446	2,401	2,761	2,761	2,336

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
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United Kingdom
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United States Tracey Whitehead, Investor Relations Tel: US +1 713 599 6100 or UK +44 20 7802 4031 Mobile: +44 7917 648 093 email: Tracey.Whitehead@bhpbilliton.com	South Africa Alison Gilbert, Investor Relations Tel SA: +27 11 376 2121 or UK: +44 20 7802 4183 Mobile: +44 7769 936 227 email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 23 October 2007	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary